April 28, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Calvert Variable Series, Inc.
File numbers 811-03591 and 002-80154

Ladies and Gentlemen:

As Counsel to Calvert Investments, Inc., it is my opinion, based upon an examination of the Articles of Incorporation, Amendments, Restatements and By-Laws and such other original or photostatic copies of Fund records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 72 will, when sold, be legally issued, fully paid and non-assessable.

Therefore, I consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 72 to its Registration Statement.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King
Associate General Counsel